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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **January 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___January 17, 2007_	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)



Royal Standard Minerals Inc.

C.U.S.I.P. # 780919106
Listed: Standard & Poors
TSX.V: RSM
OTCBB: RYSMF

Royal Standard Minerals Goldwedge Project Update

Manhattan, Nevada – December 21, 2006 -- Royal Standard Minerals Inc. (the "Company") [TSX.V: RSM] [OTCBB: RYSMF] is pleased to provide a progress update at the Goldwedge Project located in Nye County, Nevada. The Goldwedge Project has just completed the installation of a concrete floor and two ball mills for the regrinding circuit as a means to increase gold recoveries within the plant. Recent test work of mine-run gold bearing material by Metcon Labs, in Tucson, AZ indicated precious metal recoveries with a combination of gravity treatment and flotation returned 95.76% for gold and 95.64% for silver with a nominal minus 100 mesh grind. Knelson Research & Technology Center in Langley, BC is currently carrying out a total gravity recovery test under similar conditions to the Metcon work for a comparison; the results are expected next month. The initial results indicate that precious metal recoveries can be significantly enhanced with a more aggressive regrinding circuit. The Company commenced construction work on the regrinding circuit in November 2006. The underground program has continued with the decline development without any significant interruptions along with stockpiling any gold bearing material that has been encountered during this development to be processed through the plant at a later date.

At the Railroad property, Elko County, Nevada, work on the copper-skarn system by a field geologist and a geophysicist has resulted in the completion of field mapping programs during October and November 2006. The alteration surface mapping and a large ground magnetics program has provided very useful information, these data should be helpful in regard to drill hole selection on this property. The geophysical interpretation of this data is underway. No drilling was completed in October and November on this property due to delays with the availability of a drill, the changing weather and the need to complete the evaluation of the new geophysical and geologic data forced rescheduling this program until the spring.

The Company is pleased to announce that it has retained Pro-edge Consultants Inc. ("Pro-edge") to provide investor relations services to the Company for C$7,500 per month for a twelve month term commencing November 1, 2006. Pro-edge is a Toronto-based IR firm that represents public companies in the natural resource, energy, technology and entertainment sectors; and has partners in New York & Houston (USA), London (UK) and Singapore. To the best of the Company's knowledge, Pro-edge has no interest, directly or indirectly, in the Company or its securities, or any right or intent to acquire such an interest. Pro-edge is owned by Weslosky & Cowans Ltd. ("WESCOW"), which is licensed and regulated by the Ontario Securities Commission as a limited market dealer.

About Royal Standard Minerals Inc.
Royal Standard Minerals Inc. (www.royalstandardminerals.com) is a precious metals exploration and property development company based in Reno, Nevada with 100% interest in eight advanced

exploration-stage projects in four districts of Nevada. Present focus is on the following four properties: Goldwedge (Round Mountain, Manhattan), Railroad-Piñon (Carlin Trend), Fondaway Canyon and Como (Comstock lode-type deposit).

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information, contact:

Roland Larsen	Tracy Weslosky or Fred Cowans
President & CEO	Managing Partners
Royal Standard Minerals Inc.	**pro-edge consultants inc.**
T. (775) 487-2454	T. (416) 581-0177
F. (775) 487-2460	Toll-Free 1 (866) 544-9622
www.royalstandardminerals.com	info@pro-edge.com	www.pro-edge.com